Exhibit 12
Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

						Nine months ended
	Years Ended December 31,					September 30,
	2005	2006	2007	2008	2009	2010
			(Dollars in millions)
Earnings:
Income from continuing operations before income taxes and cumulative effect of change in accounting principles	$698	$940	$1,318	$1,156	$1,040	$816
Less:
Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(27)	(35)	(51)	(55)	(55)	(48)

Income from continuing operations before income taxes and cumulative effect of change in accounting principles and equity earnings	671	905	1,267	1,101	985	768
Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees	124	146	226	252	260	285
Rental expense representative of interest factor	12	11	13	11	8	5

Total fixed charges	136	157	239	263	268	290
Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	54	64	48	64	60	58
Less:
Capitalized Interest	(5)	(11)	(25)	(43)	(58)	(26)

Total earnings as adjusted	$856	$1,115	$1,529	$1,385	$1,255	$1,090

Fixed charges	$136	$157	$239	$263	$268	$290

Ratio of earnings to fixed charges	6.29	7.10	6.40	5.27	4.68	3.76

     As described in Note 1 of Notes to Supplemental Consolidated Financial Statements, because the entities acquired in the Dropdown and Piceance Acquisition were affiliates of Williams at the time of acquisition, these transactions are accounted for as combinations of entities under common control, similar to a pooling of interests, whereby the assets and liabilities of the acquired entities are combined with ours at their historical amounts. As a result, income from continuing operations before income taxes shown above for each of the three years ended December 31, 2009 and the nine months ended September 30, 2010, includes net income applicable to pre-partnership operations, which is fully allocated to our general partner. Amounts for each of the years ended December 31, 2006 and 2005 have not been retrospectively adjusted for the Piceance Acquisition, as the effect of such an adjustment would not be material and the detailed information necessary to calculate the exact amount of such an adjustment is not readily available.